UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 8, 2026, ProQR Therapeutics N.V. (“ProQR”) hosted a virtual analyst and investor event entitled “Expanding the Axiomer™ RNA Editing Opportunity Beyond AX-0810” to discuss developments of its current pipeline programs and announce two new programs, AX-0811 and AX-0422, including the selection of biliary atresia as the initial indication for Phase 2 development of AX-0810, along with a strategic overview. ProQR also released a press release entitled “ProQR Highlights Pipeline Expansion and Multiple Clinical Catalysts at Investor and Analyst Event.” Copies of the presentation and the press release are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

ProQR hereby incorporates by reference the information contained herein into ProQR’s registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, File No. 333-263166 and File No. 333-285767).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: April 8, 2026	By:	/s/ Dennis Hom
Dennis Hom
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Presentation of ProQR Therapeutics N.V. for April 8, 2026 Analyst and Investor Event.
99.2	Press Release of ProQR Therapeutics N.V. on April 8, 2026.